Mail Stop 3561

February 22, 2008

Alfred J. Amoroso
Chief Executive Officer
Macrovision Solutions Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

Re: Macrovision Solutions Corporation
Form S-4 filed January 23, 2008
File No. 333-148825

Dear Mr. Amoroso:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that, since subsequent amendments will include updated financial statements, we performed a limited review of the financial statements presently incorporated by reference. As such, we may have significant comments on your updated financial statements upon their inclusion in the document. In addition, when updated financial statements are provided in an amendment, the staff may require significant additional time to thoroughly review the amended filing.

2. We note a proposal may be introduced to adjourn or postpone the meeting, and recognize that this proposal may be introduced for the purpose of soliciting additional proxies. Discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on postponement or adjournment of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Revise the disclosure and provide a voting box on the proxy card so that security holders may decide whether to grant a proxy to vote in favor of postponement or adjournment of the meeting for the solicitation of additional proxies.

3. Please revise to explain why shareholders of Macrovision Corporation are only being asked to vote on the issuance of shares in connection with the contemplated merger, rather than the merger itself. Address in your response the fact that Marcovision Corporation shareholders are not currently shareholders of Holdings.

4. Revise to remove industry jargon throughout and to define terms that may not be understood by an average investors the first time you use them. Examples include "solutions," "meta data," and "connected platform services gateway." In addition, avoid marketing language such as claims that Gemstar's products "maximize the video guidance and entertainment experience for customers."

5. Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Cover Page

6. Reference is made to the second paragraph. It is not clear from your disclosure here that there is a limit on both the cash election and the stock election as more clearly described starting on page 76. Please revise to clarify throughout the prospectus that in all events you will cash out exactly the number of shares necessary to pay the aggregate cash consideration available to you after option exercises and rights of appraisal and no fewer or greater number of shares will be exchanged for cash.

7. Please disclose the number of shares you are registering within the prospectus.

How and When Do Gemstar Shareholders Make A Cash Election or a Share Election, page iv

8. Please indicate the timeframe within which you expect to pay the cash consideration if the merger is approved.

Summary, page 1

9. Please include a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction. We note in this regard your disclosure on page 74 that the Hart-Scott-Rodino waiting period has already expired. Refer to Item 3(i) of Form S-4.

10. Please revise to briefly discuss each company's reasons for engaging in the merger and why each believes the transaction is in its best interest.

The Companies, page 1

11. Please provide a financial snapshot of each party to the merger agreement. For example, consider including total assets, net income and shareholders' equity for each company as of a recent date.

The Mergers, page 2

12. Please revise to disclose that the common stock of Macrovision and Gemstar will be deregistered after completion of the merger.

Gemstar Common Stockholders to Choose between Receiving Shares, page 3

13. Please more fully explain the concept of proration to clarify that, under certain circumstances, stockholders that elect to receive cash consideration may instead receive shares.

14. Please explain what will happen if shareholders demanding appraisal rights are ultimately awarded more or less than $6.35 per share.

Interests of Our Directors and Executive Officers in the Mergers, page 4

15. Please provide a brief statement comparing the votes required for approval of the transaction and the percentages of outstanding shares entitled to vote held by directors, executive officers and affiliates of Holdings, Macrovision and Gemstar. Refer to Item 3(h) of Form S-4.

Fairness Opinions, page 4

16. Please disclose the fees payable to JP Morgan, Houlihan Lokey and UBS in exchange for the fairness opinions. To the extent that the fee is determined by multiplying the size of the transaction (or some other measure) by a specified percentage, please disclose the percentage, the measure and the fees estimated. In addition, please disclose whether such fees are contingent upon completion of the merger.

Selected Historical Financial Data of Macrovision (page 8) and Gemstar (page 10)

17. We note that you have labeled the nine months interim financial information as "unaudited". However, since all of the data presented is condensed and not covered by the auditor's report, please remove the "unaudited" label in order to avoid implying the balance of the information is audited.

Comparative per share data, page 13

18. Your calculation of Pro Forma Gemstar Equivalent earnings (loss) per share amounts utilizes the pro forma combined loss from continuing operations, which is adjusted to present the effects of the AMG and SPDC acquisitions, in addition to the Gemstar acquisition. As such, it appears the Pro Forma Gemstar Equivalent earnings (loss) per share effectively contains a portion of the pro forma financial results related to these two other acquisitions by Macrovision. Please tell us why you believe this is appropriate and presents accurate Pro Forma Gemstar Equivalent earnings (loss) per share, or revise accordingly.

Risk Factors, page 14

19. Please revise the introductory paragraph to clarify that you have identified all material risks in the risk factor section.

20. Please expand this section to discuss each of the risks, to the extent material, which are listed on page 17 under "Forward-Looking Statements."

Because the exchange rates are fixed…, page 14

21. Please clarify that the fixed number of shares referenced in the first sentence of this section is determined by the exchange ratio set forth in the merger agreement.

22. We note the final sentence of this section. Please disclose the liquidated damages payable if either Macrovision or Gemstar terminates the merger agreement due to changes in the market price of its stock.

<u>Following the mergers, Holdings will have significantly less…, page 16</u>

23. You note that your debt arrangements "may" contain restrictions. Please revise here and under "Debt Financing" at page 67 to clearly disclose whether your debt arrangements contain financial covenants which restrict corporate action. If so, please provide additional disclosure explaining the restrictions imposed.

<u>Gemstar is party to pending lawsuits . . ., page 16</u>

24. Describe the allegations of the lawsuits and their status.

<u>Information Regarding Forward-Looking Statements, page 17</u>

25. Please delete the second-to-last paragraph on page 18. This registration statement should disclose all material risks related to the combined company. Please revise accordingly.

<u>Gemstar-TV Guide International, page 19</u>

26. Please define your usage of the term "new media." Further, please more fully describe the "television, publishing and new media properties" owned by Gemstar.

<u>Macrovision Solutions Corporation, page 20</u>

27. Please specify the date when the company was incorporated.

<u>Effect of the Macrovision Merger, page 25</u>

28. The first sentence of this section appears to suggest that the Macrovision Merger is distinct from, and precedes the merger of Mars Merger Sub with Macrovision. Please to clarify that there are not two separate Macrovision mergers. Further, please make similar revisions to your disclosure in the first paragraph under "Effect of the Gemstar Merger."

<u>Background of the Mergers, page 26</u>

29. Please revise your disclosure to eliminate generic references to discussions or negotiations between the parties; instead describe the substance of those discussions, negotiations and times in more detail. Avoid terms such as "thereafter" in favor of specific dates. Further, please identify the persons involved in each contact or negotiation, rather than using terms like "senior management" "management," "representatives" or "parties."

30. Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including the price. With respect to negotiations that were conducted on your behalf by counsel or other representatives, please revise to discuss in greater detail the instructions provided by your board to such representatives.

31. Please revise to specifically discuss any alternative transactions considered by either company, and the reasons the board of the relevant company rejected such alternatives. If no alternatives were considered, please disclose this fact and explain why.

32. Please expand your disclosure related to Macrovision's initial contact with Gemstar. Your disclosure should more clearly state whether Macrovision was at the time exploring other strategic alternatives. In addition, please clarify whether Macrovision began its initial due diligence review of Gemstar before or after its board meeting on July 26, 2007.

33. We note the final paragraph on page 26. Please specify the date on which Macrovision entered into its initial confidentiality agreement with Gemstar.

34. We note that Macrovision submitted a written proposal on August 16, 2007. Expand your disclosure regarding your discussions in connection with the formulation of the Macrovision offer. Specifically, please describe Macrovision's internal meetings related to the offer as well as relevant meetings with your outside counsel and financial advisors.

35. We note that on at least two different occasions, the Gemstar board rejected the Macrovision offers due to concerns about "conditionality." Please revise your disclosure to discuss in more detail these proposed conditions and the board's specific objections to them. To the extent that the board discussed other positive and negative attributes of the Macrovision offers, please describe these discussions in greater detail.

36. We note your disclosure that Macrovision was the only party that submitted an offer on October 24, 2007. Revise to discuss whether the other 6 parties to which Gemstar gave presentations indicated why they did not provide offers.

37. Discuss in more detail News Corporation's involvement in the entire process. We note that Macrovision completed negotiation of the voting agreement with News Corporation concurrently with completion of negotiations on the draft merger agreement. We note also your disclosure in the thirteenth bullet point on page 36.

Combination of complementary solutions, page 31

38. It appears that the combined company would offer more products and services to more markets. However, please expand your discussion here and below under "Increased market opportunity" to address in greater detail the anticipated synergies between the two companies, including specific devices, programs and initiatives. In addition, please include a description of any specific redundancies and incompatibilities that were considered by the board.

Expanded blue chip customer base, page 32

39. Please explain the basis upon which you chose the names of the brands, customers and projects you have named. In this regard, it is not appropriate to selectively disclose customers and projects based upon name recognition alone, and a serial list of such items without proper context should be revised to provide an explanation of their significance to you or deleted.

Other Factors Considered by Macrovision …, page 33

40. Expand the bullets in this section to state how the point supports or does not support a finding of fairness. It is insufficient to list factors in your decision without fully explaining their significance. Please make similar revisions to the second set of bullets on page 36 under "Gemstar's Reasons for the Gemstar Merger."

Gemstar's Reasons for the Gemstar Merger…, page 34

41. Please disclose the extent to which, if any, the Gemstar board considered that stockholders may not receive the form of consideration they elect due to proration.

42. We note your disclosure in the second bullet point on page 35 that the Gemstar board considered an acquisition of the whole company to be a positive factor. Please revise your disclosure in the summary of the merger above to discuss whether the board considered alternatives that would allow for piecemeal sales of Gemstar.

43. Was headcount reduction considered as a negative factor by the board? Explain why it was considered a positive factor.

Opinions of Macrovision's Financial Advisors, page 38

44. Please include a comprehensive table at the beginning of the financial advisors' section that compares the instant transaction value (per share) with the range

suggested by each material valuation methodology employed by each financial advisor in reaching its fairness opinion.

45. Please expand your disclosure related to the JP Morgan fairness opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your disclosure should include, among other things, how the advisor was selected, a summary of the instructions given to the advisors by the board regarding the preparation of these reports and a summary of any limitations imposed by the board or any other person on the advisor in preparing its report. Please similarly expand your disclosure related to Houlihan Lokey and UBS respectively.

46. In connection with your description of each fairness opinion, discuss why the financial advisor selected the discount rates and growth rates it chose where these measures were used for certain analyses.

JP Morgan -- Public Trading Multiples, page 40

47. Please disclose the comparable companies identified by JP Morgan.

48. For each financial advisor, please discuss with greater specificity the criteria used to determine the comparable companies. In that regard, disclose the statistics analyzed for comparison purposes and if these statistics helped determine which companies were "comparable companies," or if these statistics were analyzed after the comparable companies were already identified. Further, please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

49. Rather than refer to customary fees or customary compensation, please disclose the specific fees payable to JP Morgan and Houlihan Lokey.

JP Morgan -- Selected Transaction Analysis, page 40

50. For each financial advisor please discuss with greater specificity the criteria used to determine the comparable transactions to be used for analysis. For example, disclose the size of the comparable transactions and whether the transactions were similarly structured mergers, going-private transactions, leveraged buyouts, or something else. Were they all cash, all stock, or some combination? Tell us whether any additional transactions fit within the relevant criteria but were not analyzed, and if so, why not. Explain also the timeframes chosen for selected transactions.

JP Morgan -- Discounted Cash Flow Analysis, page 40

51. Please explain the impact of this analysis on the financial advisor's determination of financial fairness. Please similarly expand your disclosure with respect to Houlihan Lokey and UBS, respectively.

Relative Discounted Cash Flow Analysis, page 49

52. Disclose whether Houlihan Lokey compared the high to high values or the high to low values or the low to low values to come up with the exchange ratio.

Interests of Macrovision Directors and Executive Officers in the Mergers, page 62

53. Please revise to clarify that you have disclosed in this section all material relationships and agreements which may cause the interests of your executive officers and directors to differ from those of your stockholders. Please provide similar clarification with respect to the Gemstar officers and directors.

Certain Gemstar Projections, page 52

54. Quantify the discount Macrovision applied to Gemstar.

Opinions of Gemstar's Financial Advisor, page 53

55. Explain why UBS thought it appropriate to exclude analyses it deemed "not meaningful."

Transaction Bonuses, page 64

56. Please explain Gemstar's rationale for offering transaction bonuses and disclose when the agreements were entered into.

Compensation of Directors and Other Management, page 66

57. You indicate that the CEO, CFO and General Counsel of Macrovision will hold the same positions at Holdings. While we note that the compensation policies for Holdings have not been formalized, please disclose whether you expect material change from past compensation practices.

Material United States Federal Income Tax Consequences, page 69

58. Because the receipt of the opinion is a waivable condition to completion of the merger, please confirm that you will file a final executed form of tax opinion before requesting acceleration of effectiveness of your filing.

The Merger Agreement, page 84

59. Please delete the second introductory paragraph to this section. The merger agreement is the subject of this proxy vote, and is incorporated by reference into the prospectus. Therefore, you may not disclaim the accuracy of the agreement or suggest that it cannot be relied upon by investors.

60. Refer to the third bullet point on page 90. Please discuss your agreement, disclosed on Form 8-K on February 14, 2008, to sell Macrovision's software business in light of this restriction.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1. Basis of Presentation, page 99

61. Supplementally provide us with a schedule showing the components of your preliminary estimate of $87.6 million for Gemstar's net tangible assets acquired. Also, please indicate how these fair values compared to the historical amounts recorded by Gemstar.

Note 3. Pro Forma Adjustments
(h) Adjustments in accrued expenses, page 102

62. Please describe more fully the change in control payments and employee bonuses due upon closing that you have included in the pro forma adjustments, and how such amounts reconcile to the amounts shown on page 64.

63. You state in explanations (aa), (bb) and (cc) that these adjustments relate to several immaterial acquisitions, including AMG, SPDC, Aptiv, Mediabolic and eMeta. Also, on page 100, you state these smaller acquisitions were individually insignificant. However, it is unclear whether or not these smaller acquisitions are material in the aggregate. Please revise, as appropriate.

Appendices C, D and E: Opinions of JP Morgan, Houlihan Lokey and UBS

64. Please confirm that each financial advisor has consented to the inclusion of its opinion in the prospectus and file consents.

65. Please note that as a document publicly-filed with the Commission, you may not limit investors' reliance upon the fairness opinions. Please revise the fairness opinions as well as your disclosure in the prospectus, as appropriate, to eliminate limitations on reliance.

Outside Back Cover Page of Proxy Statement/Prospectus

66. Please include the dealer prospectus delivery obligation language set forth in 502(b) of Regulation S-K or advise.

Gemstar Form 10-K for the Fiscal Year Ended December 31, 2007

Compensation Discussion and Analysis, page 51
General Compensation Philosophy, page 52

67. We note your responses to prior comments 3 and 4 from our letter dated December 20, 2007 to Gemstar-TV Guide International, Inc. and your exclusion of specific financial goals on the basis of competitive harm. We also note your disclosure under "Discretionary Annual Bonus," at page 53 that you believe the listed Economic Performance Indicators are confidential. However, we do not believe that you have provided a proper analysis to us as to why disclosure of the performance measures would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. The causal connection between the disclosure of the targets and any competitive harm is not clear. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Your analysis should use the same standard for evaluating whether target levels (and other factors or criteria) may be omitted as it would use when making a confidential treatment request under Rule 406 of the Securities Act or Rule 24b-2 of the Exchange Act. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Director Compensation, page 67

68. We note your response to our prior comment 2 from our letter to you dated December 20, 2007. We do not see requested the assumptions, however, and reissue the comment. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi). Similarly revise your Summary Compensation Table in regards to the option awards column. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Macrovision Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis
Liquidity and Capital Resources, page 56

69. We note that, in August 2006, you issued $240 million of convertible senior notes due 2011. We also note that, concurrently with the issuance of these notes, you entered into a convertible bond call option and sold warrants with respect to 7.96 million shares of your common stock. In this regard, since one of the principal objectives of MD&A as discussed in FR-72 is to enable investors to see the company through the eyes of management, please expand your disclosure to explain how you view this complex leveraged recapitalization transaction and discuss your reasons for using this type of financing as opposed to alternative forms of financing, such as bank borrowings or a straight debt offering. For example, if you believe the $15.8 million net cost of the "call spread" effectively represents an additional borrowing cost amortized over the five-year life of the related notes, consider disclosing the effective interest rate on these notes (in addition to their stated 2.625% interest rate) and how this effective interest rate compares to the rate you believe you would have incurred at the time with respect to alternative forms of financing. Also, explain how the "call spread" works to mitigate the equity dilution resulting from the potential conversion of the convertible senior notes under various scenarios (i.e. assuming conversion at various stock prices).

70. It is unclear why you entered into a "call spread" with respect to 7.96 million shares given that your convertible senior notes appear to be convertible into approximately 8.5 million shares. Please explain.

Notes to the Financial Statements
Note 2 – Financial Statement Details, page F-14

71. In light of the materiality of your convertible senior notes, as well as the requirements of Rule 5-03 of Regulation S-X, please reflect interest expense on a separate line in your statements of income (rather than combining it with interest income).

Note 5 – Convertible Notes, page F-20

72. In the description of your convertible senior notes, you indicate that holders may require you to repurchase for cash all or a portion of their notes at par upon a "designated event". In future filings, when discussing your proposed merger with Gemstar, please disclose whether or not such merger is considered a "designated event" under the terms of your convertible senior notes.

Macrovision Corporation Form 10-Q for the quarterly period ended September 30, 2007
Note 7 – Earnings per Share, page 10

73. In the table summarizing the potential common shares that were excluded from
the computation of diluted net earnings per share, you reflected 7.955 million
shares for warrants but no shares with respect to your convertible senior notes.
Although your convertible bond call option may mitigate most of the equity
dilution resulting from the potential conversion of the convertible senior notes
(which appear to be convertible into approximately 8.5 million shares), it is
unclear why you reflected the shares related to the warrants rather than the shares
related to the convertible senior notes. Please explain.

Note 11 – Stock Repurchase Program, page 13

74. The disclosure here and in your 2006 Form 10-K indicates the authorization to
purchase up to $100 million of your common stock was inclusive of the 2002
stock repurchase program. In this regard, we note you repurchased 3 million
shares of your common stock for $38.4 million under the 2002 program.
However, as of September 30, 2007, you had repurchased a cumulative total of
7.4 million shares for $138.4 million. Therefore, it appears your 2006 stock
repurchase program was not inclusive of the aforementioned 2002 program.
Please advise or revise.

Macrovision Schedule 14A dated March 23, 2007

Methodologies for Establishing Compensation, page 15

75. Your disclosure indicates that you rely on certain benchmark companies for
guidance in setting your compensation. Please revise your disclosure in future
filings to identify the companies to which you benchmark your compensation. If
you have benchmarked different elements of your compensation against different
benchmarking groups, please identify the companies that comprise each group.
Refer to Item 402(b)(2)(xiv) of Regulation S-K. Furthermore, please discuss
where you target each element of compensation against the peer companies and
where actual payments fall within targeted parameters. To the extent actual
compensation was outside a targeted percentile range, please explain why.

Annual Cash Bonuses, page 16

76. In future filings, please disclose the performance goals that must be achieved in
order for your executive officers to earn their annual incentive compensation. To
the extent you believe that disclosure of the targets is not required because it
would result in competitive harm such that the targets could be excluded under
Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental
basis a detailed explanation for such conclusion. Please also note that to the

extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

*****

<u>Closing</u>

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  You may contact Kristin Shifflett at (202) 551-3211 or David Humphrey at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.

         Sincerely,

         Amanda McManus
         Branch Chief - Legal